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                                    EXHIBIT 1


                                [FORM OF NOTICE]



         Notice is hereby given that UtiliCorp United Inc., a Delaware corporation, ("UtiliCorp") has filed an application for an exemption under
Section 3(b) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act") on behalf of its wholly-owned subsidiary UtiliCorp Europe, Inc. ("UEI"), and Avon Energy Partners Holdings ("Avon") and Midlands Electricity plc ("Midlands"), all companies organized under the laws of the countries located in the United Kingdom ("UK") and operating solely in the UK.

         UtiliCorp asserts that, by virtue of the order declaring that UEI, Avon, and Midlands are entitled to the exemption provided by Section 3(b) of the 1935 Act, UtiliCorp and its intermediate subsidiaries, would become exempt from all obligations as a holding company under Rule 10 promulgated by the Commission under the 1935 Act and exempt from Section 9(a)(2) of the 1935 Act pursuant to Rule 11(b)(1) promulgated thereunder. All interested persons are referred to in the application, which is summarized below, for a complete statement of the facts.

         UtiliCorp has signed a Share Purchase and Sale Agreement with EI UK Holdings, Inc. pursuant to and in accordance with which UtiliCorp, through its subsidiary UEI, will acquire up to one hundred percent (100%) of the outstanding shares of Avon. UtiliCorp expects to invest in the equity of Avon on a 50-50 basis with a financial partner.

         Upon completion of the acquisition of Avon, UEI will own up to 100% of the equity ownership interest in Avon. Avon currently owns 100% of and operates Midlands, a foreign utility company under section 33 of the 1935 Act. The notification was filed on Form U-57 on May 17, 1996.

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         Midlands is one of twelve regional electricity companies in the UK that came into existence as a result of the privatization of the UK electricity industry in 1990. Midlands' primary business is the regulated distribution of electricity to approximately 2.3 million industrial, commercial, and residential customers across its service territory in south-central England. Midlands' service territory has an estimated population of five million residents.
Although historically industrial, the area's economy is now less dominated by heavy manufacturing and has seen increased growth in the commercial sector. Midlands is the only distributor of electricity in its service territory.

         Neither UtiliCorp nor any corporation owned or controlled by UtiliCorp is a "holding company" subject to regulation under the 1935 Act or a "subsidiary company" of a "holding company" subject to regulation under the 1935 Act.

         UEI, Avon, and Midlands are not public utility companies operating in the United States and do not serve any customers in the United States. UtiliCorp states that UEI, Avon, and Midlands are UK corporations and will not engage in any business other than the acquisition of the UK public utility companies, the supervision of UtiliCorp's investments in the UK, and the participation in the management and operations of UK public utility companies. UEI, Avon, and Midlands derive no income from United States operations, are not qualified to do business in any state of the United States, and are not public utility companies operating in the United States.

         UtiliCorp asserts that, since the operations of UEI are and will be exclusively in the UK, its sales and revenues, and the regulation thereof, have little or no effect on the rates and business of electric sales and generation within the United States.

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         UtiliCorp asserts that UEI is entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act, and accordingly, that UtiliCorp is entitled to the exemption from all obligations as a holding company provided for by Rule 10(a)(1) of the 1935 Act.

         In addition, if UEI is exempt without qualification under Section 3(b) of the 1935 Act, then UtiliCorp would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the 1935 Act.

         Notice is further given that any interested person may, not later than December 31, 2001, request in writing that a hearing be held in respect of the request for exemption, relating to the nature of his interest and the reasons for each request, and the issues of fact or law which he decides to controvert; or he may request that he be notified should the Commission order a hearing herein. Any such request should be addressed: Secretary, Securities and Exchange Commission, Washington, DC 20549. At any time after said date, the Commission may grant the exemption requested, or take such other action as it deems appropriate.